Exhibit 23.2

[KPMG LLP LETTERHEAD]

Consent Of Independent Registered Public Accounting Firm

The Board of Directors
SonoSite, Inc:

We consent to the use of our reports dated March 15, 2005, with respect to the consolidated balance sheets of SonoSite, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, cash flows and shareholders’ equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2004 and the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated herein by reference. Our report dated March 15, 2005, on management’s assessment of internal control over financial reporting as of December 31, 2004, expresses our opinion that SonoSite, Inc. did not maintain effective internal control over financial reporting as of December 31, 2004 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that as of December 31, 2004, the Company did not have the appropriate level of expertise to properly calculate and review its accounting for income taxes. As a result of this deficiency in the Company’s internal control over financial reporting, the Company did not detect errors in the measurement of income tax amounts as of and for the year ended December 31, 2004. Specifically, the deferred state income tax benefit was misstated due to an error in the calculation of the amount of the state tax net operating loss carryforwards and was subsequently corrected to reflect the proper measurement of income taxes in accordance with U.S. generally accepted accounting principles.

/S/ KPMG LLP

Seattle, Washington

April 29, 2005